November 2013
Pricing Sheet dated November 15, 2013 relating to Preliminary Terms No. 1,146 dated November 4, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market-Linked Notes due November 20, 2020
Based on the Value of the Dow Jones Industrial AverageSM
PRICING TERMS – NOVEMBER 15, 2013
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and issue price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$2,948,110
Pricing date:	November 15, 2013
Original issue date:	November 20, 2013 (3 business days after the pricing date)
Maturity date:	November 20, 2020
Interest:	None
Underlying index:	Dow Jones Industrial AverageSM
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any.
In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity.

Supplemental redemption amount:	(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 or greater than $7.00 per note.
Participation rate:	100%
Maximum payment at maturity:	$17.00 (170% of the stated principal amount)
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	15,961.70, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	November 17, 2020, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61762W539
ISIN:	US61762W5397
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.291 per note. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per note	$10	$0.35	$9.65
Total	$2,948,110	$103,183.85	$2,844,926.15
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see “Syndicate Information” in the accompanying preliminary terms.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.35 for each note they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
“Dow JonesSM,” “DJIASM” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by Morgan Stanley. The Buffered PLUS are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Buffered PLUS.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 1,146 dated November 4, 2013
Product Supplement for Equity-Linked Notes dated August 17, 2012
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.